CHINA MASS MEDIA CORP. STATEMENT REGARDING MINIMUM PRICE REQUIREMENT OF NYSE CONTINUED LISTING STANDARDS

BEIJING, CHINA -- (November 7, 2011) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM) announced today that, on October 13, 2011, the New York Stock Exchange (“NYSE”) notified the Company that it has fallen below the NYSE’s continued listing standard relating to the minimum price requirement of its American depositary shares (the “ADSs”).  As of October 12, 2011, the 30 trading day average closing price of the Company’s ADSs was US$0.98 per ADS, which was below the minimum requirement of US$1.00 for continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual.  As required by the NYSE, the Company notified the NYSE of its intention to cure the price deficiency.

Shortly after and without any Company specific action, the price of the Company’s ADSs was above the NYSE’s minimum price requirement of $1.00 based on a 30 trading day average, as well as the absolute price on October 31, 2011.  Since NYSE rules permit demonstration of an accelerated cure based on a $1.00 ADS price on both the last trading day of any calendar month within the six-month cure period and the average ADS price over the 30 trading days preceding the end of that month, China Mass Media then regained compliance with the minimum price requirement.  Since October 13, 2011, the ADSs of the Company have been traded in the range of US$1.00 to US$2.47 per ADS.  As of November 4, 2011, or the last trading day immediately prior to this announcement, the Company’s ADS was traded above the minimum share price standard.

With the aim to continue its listing on the NYSE, China Mass Media have decided to change the ratio of its ordinary shares to ADSs from 30:1 to 300:1, expected to be effective on November 28, 2011.  For the Company’s ADS holders, this ratio change will have the same effect as a one-for-ten ADS consolidation.  Cash will be paid to ADS holders in lieu of any fractional ADSs entitlements resulting from the ratio change.  There will be no change to China Mass Media’s underlying ordinary shares.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services and other value added services.  The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4.  CCTV is the largest television network in China.  The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
Chief Financial Officer
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com